[redacted]

10029823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3530 POST ROAD
(No. and Street)

SOUTHPORT	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON H. DIAMOND — 203 - 418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

Donna Hart
Notary Public

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. and Subsidiaries (the "Company") as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

February 10, 2010

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents (Note)	$ 2,535,341
Receivable from clearing agent, net (Note)	4,220,868
Securities owned at market value (Note)	7,221,684
Accrued interest receivable	125,628
Other receivables	231,897
Prepaid expenses and taxes	529,980
Secured demand note receivable collateralized by marketable securities (Note)	500,000
Property and equipment, net (Note)	284,787
Investments (Note)	64,223
Deposits (Note)	67,900
TOTAL ASSETS	$ 15,782,308

See Independent Auditor's Report
And Accompanying Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") and its wholly and partially owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and related financial services. These services are provided to institutions, businesses and individuals throughout the United States. HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly-owned subsidiaries. HJS operates as a securities broker & dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc.,provides HUD-insured mortgage banking services, HJS Advisors, Inc., acts as managing member/limited partner in an entity in which it has an interest and Herbert J. Sims Capital Management Inc.is a licensed insurance broker. All significant intercompany balances and transactions are eliminated in consolidation.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

Investment Management and Advisory Fees

The Company earns investment management and advisory fees for investment advice and administrative services provided. Revenues from investment management and advisory fees and related activities are recognized over the period in which services are performed.

Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company, like other firms in the securities industry, purchase and sell securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Investments

The Company has a 99% interest in Longview LLC ("Longview"), a holding company and a 100% interest in HJS Incentives, Inc. ("HJS Incentives"), a holding company. Both holding companies have various equity and debt interests in various retirement facilities. In addition, the Company has a 60% interest in Strategic Income Group LLC ("SIG"), a newly formed joint venture. The investments in Longview, HJS Incentives and SIG are accounted for using the cost method.

Commission Income and Related Clearing Expenses

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement date basis.

Depreciation

The Company provides for depreciation of assets using the straight-line method for financial reporting and income tax purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense was $98,403 for the year.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

Use Of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States Of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $958,380 for the year.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. The Company is included in the consolidated U.S. Federal income tax return of Teksys Corporation, a holding parent company. The Company and its subsidiaries file separate state income tax returns. In accordance with a tax-sharing agreement with the Company, provision for income taxes reflected in the financial statements is computed on a separate company basis and any resulting federal balances are settled regularly with the Company.

The Company elects to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") in accordance with FASB Staff Position No. FIN 48-3. FASB Staff Position No. FIN 48-3 defers the effective date of FIN 48 to annual financial statements for fiscal years beginning after December 15, 2009.

3. SECURITIES OWNED

Securities owned at December 31 consists of trading securities at fair value as follows:

Municipal bonds - fixed rate	$ 7,146,539
Corporate bonds	75,145
Total	$ 7,221,684
Municipal bonds - fixed rate (short)	$(494,210)

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

The Company has recorded an unrealized gain of $2,620 which is included in the income statement.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No. 157 uses a fair value hierarchy and describes three levels used to classify fair measurements:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company.

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds are generally unrated and are not actively traded. The obligations are generally priced at infrequent intervals and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

4. Fair Value of Financial Instruments - (Cont.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$1,539,121	$ -	$ -	$1,539,121
Securities owned:				
Municipal bonds-fixed rate	$ -	$7,064,539	$ 82,000	$7,146,539
Corporate bonds	55,145	-	20,000	75,145
Total	$ 55,000	$7,064,539	$ 102,000	$7,221,684
Receivable from clearing agent				
US Treasury Notes	$ 129,750	$ -	$ -	$ 129,750
Total	$1,724,016	$7,064,539	$ 102,000	$8,890,555
Liabilities				
Securities sold not yet purchased				
Municipal bonds-fixed rate	$ 491,938	$ 2,272	$ -	$ 494,210

The following is a reconciliation of the beginning and ending balance for financial assets measured at fair value using level 3 inputs for the year ended December 31, 2009:

	Balance, Beginning of period	Unrealized gain/(loss)	Purchases, issuances, and settlements	Balance, December 31,2009
Assets				
Securities owned:				
Municipal bonds-fixed rate	$ 82,000	$ -	$ -	$ 82,000
Corporate bonds	54,188	(16,125)	(18,063)	20,000
	$ 136,188	$(16,125)	$(18,063)	$102,000

5. RECEIVABLE FROM CLEARING AGENT

The Company clears its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3-3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

6. PROPERTY AND EQUIPMENT

Furniture, equipment, leasehold improvements and vehicles at December 31, 2009, consist of the following:

Furniture	$ 152,311
Equipment	583,381
Leasehold improvements	84,656
Vehicles	52,380
	$ 872,728
Less accumulated depreciation	587,941
	$ 284,787

7. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures June 30, 2010. The agreement has been approved by the National Association of Securities, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $593,952 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions of the Company consist of the following:

Deferred income taxes	$ -0-
Current State income tax	26,557
TOTAL TAXES	$ 26,557

Deferred income taxes payable of $1,135,000 result from the Company's share of losses of approximately $3,100,000 allocated from the Company's various equity interests in limited liability companies and included in the Company's tax returns for the year ended March 31, 2008.

9. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2009, the Company made no contribution into the plan.

10. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its subsidiaries, HJS Advisors Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management Inc. All intercompany transactions have been eliminated in the consolidation.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December 31, 2009, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey and Texas under agreements extending through September 2012. Minimum annual rentals are as follows:

YEARS ENDED DECEMBER 31,	
2010	$ 411,407
2011	91,737
2012	71,122
	$ 574,266

11. COMMITMENTS AND CONTINGENCIES (CONT.)

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with various landlords $61,531 as security.

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Pearl River, New York under an agreement extending through August 31, 2010. Security in the amount of $6,369 has been deposited with the landlord. Minimum annual rentals are as follows:

YEAR ENDED DECEMBER 31,	
2010	$ 30,626

12. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SIMS MORTGAGE FUNDING, INC.	HJS ADVISORS, INC.	HERBERT J. SIMS CAPITAL MANAGEMENT INC.
TOTAL ASSETS	$1,910,822	$ 73,156	$ 13,015
STOCKHOLDERS EQUITY	1,288,843	69,156	10,215

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2009 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $720,000.

14. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

15. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company's net capital and aggregate indebtedness, as defined, were $6,821,944 and $3,877,563 respectively. The net capital ratio was .5684 to 1 or 56.84%. Net capital exceeded requirements by $6,563,440.

16. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 3530 Post Road, Southport, Connecticut 06890 and at the regional office of the Commission located at World Financial Center, Room 4300, New York, New York 10281.

SEC Mail Processing Section

MAR 01 2010

Washington, DC
112

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL REQURIED BY SEC RULE 17A-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Stockholder

Herbert J. Sims & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Herbert J. Sims & Co., Inc. and Subsidiaries (the Company), as of and for the year ended of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessary identifying all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

February 10, 2010

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder

Herbert J. Sims & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {Transitional Assessment Reconciliation(Form SIPC-7T} to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Herbert J. Sims & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Herbert J. Sims & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Herbert J. Sims & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and workpapers which include the Company's records of revenues and expenses noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers verifying the Company's Revenue and Expenses and noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fay & Jones

New York, New York

February 10, 2010

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4)

FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

AS ORGINALLY FILED - FORM SIPC-7T

ITEM NO.	
2a. Total revenue	$ 17,460,279
2b. Additions:	
(4) Interest and dividend expense deducted in determining item 2a.	$ 11,008
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 488,298
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 406,844
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 35,743
(8) Other revenue not related either directly or indirectly to the securities business:	
- Consulting and asset management fee income	$ 1,962,906
(9)(i) Interest	$ 11,008
Total Deductions	$ 2,904,799
2d. SIPC Net Operating Revenues	$14,566,488
2e. General Assessment @ .0025	$ 36,416

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5(e)(4) - Cont.

FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

AS ORGINALLY FILED - FORM SIPC-7T

2A	General Assessment @ .0025	$ 36,416
B	Less payment made July 21, 2009 with SIPC-6 filed including $150 paid with 2009 SIPC-4	$(12,621)
D/F	Assessment balance due and paid February 8, 2010	$ 23,795